UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                        Commission File Number: 000-18668


          MAIN STREET AND MAIN INCORPORATED 401(K) PROFIT SHARING PLAN
                            (Full title of the Plan)


                        MAIN STREET AND MAIN INCORPORATED
                         5050 N. 40TH STREET, SUITE 200
                             PHOENIX, ARIZONA 85018
   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Independent Auditors' Report                                                 1-2

Financial Statements:
  Statements of Net Assets Available for Benefits as of
    December 31, 2001 and 2000                                                 3
  Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 2001                                       4
  Notes to Financial Statements                                              5-8

SUPPLEMENTAL SCHEDULE

Schedule H, line 4i - Schedule of Assets (Held at End of Year)                 9

                          INDEPENDENT AUDITORS' REPORT

The Trustees
Main Street and Main Incorporated
 401(k) Profit Sharing Plan:


We have audited the accompanying statement of net assets available for benefits of Main Street and Main Incorporated 401(k) Profit Sharing Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The accompanying financial statements of the Plan as of December 31, 2000 were audited by other auditors whose report thereon dated June 11, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule H, line 4i - Schedule of Assets (Held At End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ KPMG LLP

Phoenix, Arizona
June 21, 2002

This report is a copy of the report previously issued by Arthur Andersen, LLP and has not been reissued.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustee of the
Main Street and Main Incorporated
 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Main Street and Main Incorporated 401(k) Profit Sharing Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ Arthur Andersen LLP

Phoenix, Arizona
June 11, 2001

MAIN STREET AND MAIN INCORPORATED
401(K) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

                                                        2001             2000
                                                     ----------       ----------
Investments:
  Cash and money market funds                        $  797,681          423,816
  Investment in Plan Sponsor stock                        1,084           61,201
  Investments in mutual funds                         4,189,533        4,295,094
  Loans to participants                                 224,134          221,913
                                                     ----------       ----------
                                                      5,212,432        5,002,024
                                                     ----------       ----------
Receivables:
  Employer contributions                                  7,541           13,912
  Participant contributions                              27,706           60,311
                                                     ----------       ----------
    Total receivables                                    35,247           74,223
                                                     ----------       ----------
Net assets available for benefits                    $5,247,679        5,076,247
                                                     ==========       ==========

See accompanying notes to financial statements

MAIN STREET AND MAIN INCORPORATED
401(K) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2001

Additions:
  Additions to net assets attributed to -
    Interest and dividends                                          $    71,127
                                                                    -----------

    Contributions:
      Participant                                                       915,279
      Employer                                                          236,992
      Rollover                                                            6,544
                                                                    -----------

        Total contributions                                           1,158,815

      Transfer of assets to plan                                          4,227
                                                                    -----------

          Total additions                                             1,234,169
                                                                    -----------
Deductions:
  Deductions from net assets attributed to:
    Net depreciation in fair value of investments                      (647,464)
    Benefits paid to participants                                      (382,424)
    Administrative costs                                                (32,849)
                                                                    -----------

Total deductions                                                     (1,062,737)
                                                                    -----------

Net increase in assets                                                  171,432

Net assets available for benefits, beginning of year                  5,076,247
                                                                    -----------

Net assets available for benefits, end of year                      $ 5,247,679
                                                                    ===========

See accompanying notes to financial statements

MAIN STREET AND MAIN INCORPORATED
401(K) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2001 and 2000

(1)  DESCRIPTION OF THE PLAN

     The following description of the Main Street and Main Incorporated 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The Plan, which was established effective January 1, 1991, is a defined contribution plan. The Plan Sponsor is Main Street and Main Incorporated (Company or Plan Sponsor). Employees become eligible to participate in the Plan on January 1, April 1, July 1, and October 1, which coincides or next follows their attainment of age 21 and completion of six months of eligible service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  CONTRIBUTIONS

          Participants may elect to defer a percentage of compensation not to exceed the dollar amount set by law. The annual deferral limit was $10,500 for 2001 and 2000. Each year, the Company contributes to the Plan a 50% matching contribution equal to the participant's salary deferral not to exceed 4% of the participant's compensation.

     (c)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contribution, the employer's matching contribution and Plan earnings. Allocations of participant contributions are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participants' vested account balance.

     (d)  VESTING

          Participants are immediately vested in their elective salary deferrals and rollover accounts and earnings thereon. The remainder of the participant's account is vested on years of service. A participant's vesting percentage is shown in the following schedule opposite the number of whole years of their vesting percentage:

               VESTING SERVICE                VESTING
                (WHOLE YEARS)                PERCENTAGE
               ---------------               ----------
                     1                           20
                     2                           40
                     3                           60
                     4                           80
                     5                          100

     (e)  PAYMENT OF BENEFITS

          On termination of service, a participant may elect to receive either a lump sum payment or rollover to an Individual Retirement Account (IRA) or other qualified employer plan upon one of the following events:

          *    Normal retirement at age 65 or older

          *    Early retirement

          *    Participant's death (payment to designated beneficiary)

          *    Termination of employment

          *    Demonstrated financial hardship

     (f)  ADMINISTRATIVE EXPENSES

          Administrative expenses of the Plan are paid by the Plan. The annual audit fee is paid by the Plan Sponsor. Loan processing fees are paid by the participant requesting the loan.

     (g)  INVESTMENT OPTIONS

          Participants' account balances under the Plan are invested in shares of selected mutual funds, all of which are advised by Merrill Lynch, as selected by the participant. During 2001, the election to invest in the Plan Sponsor's common stock was terminated.

     (h)  FORFEITURES

          At December 31, 2001, forfeited nonvested accounts totaled $56,226. The 2001 forfeitures of $15,293 will be allocated to active participant accounts in 2002.

     (i)  LOANS TO PARTICIPANTS

          Loans are limited to the lesser of (i) $50,000, reduced by other outstanding loan balances from the Plan to the participant, or (ii) one-half of the present value of the non-forfeitable accrued benefit of the participant. The participant must repay the loan within five years unless the proceeds are used to purchase a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending interest rate (rates range from 6.5% to 10.5% at December 31, 2001) on the date the loan is processed plus 1%. Principal and interest is paid ratably through payroll deductions.

     (j)  PLAN TERMINATION

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION

          The financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

     (b)  USE OF ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor and Plan Administrator to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (c)  INVESTMENT VALUATION AND INCOME RECOGNITION

          Investments in mutual funds are stated at fair market value, which is determined by quoted market prices. The resulting increase or decrease in market value is recorded in the statement of changes in net assets available for benefits.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (d)  BENEFIT PAYMENTS

          Benefits are recorded when paid.

     (e)  CONCENTRATION OF CREDIT RISK

          The Plan provides for various investment fund options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(3)  INVESTMENTS

     Investments that represent 5% or more of net assets available for benefits are as follows:

                                                            2001         2000
                                                         ----------   ----------
          Merrill Lynch Retirement Reserves
            Money Market Fund                            $  747,402      398,027
          Managers International Equity Fund                328,657      399,788
          Merrill Lynch Fundamental Growth Fund           1,812,161    2,002,896
          Merrill Lynch S & P 500 Index Fund              1,168,193    1,237,945
                                                         ----------   ----------

                                                         $4,056,413    4,038,656
                                                         ==========   ==========

     During the year ended December 31, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $647,464 as follows:

               Mutual Funds                              $ (703,642)
               Plan Sponsor Common Stock                     56,178
                                                         ----------

                                                         $ (647,464)
                                                         ==========

(4)  PARTY-IN-INTEREST

     Certain Plan Investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the investment manager as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for administrative recordkeeping and investment management services provided by Merrill Lynch amounted to $32,849 for the year ended December 31, 2001. Additionally, the plan held an investment in the Plan Sponsor's common stock, therefore, the Plan Sponsor is also a party-in-interest.

(5)  TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated September 10, 1992 that the Plan and its related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, therefore, is exempt from federal income taxes. The Plan has been amended since receiving the determination letter, however, management believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

                       MAIN STREET AND MAIN INCORPORATED
                           401(k) PROFIT SHARING PLAN
                           EIN # 11-2948370 Plan #001

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Column A       Column B                                       Column C                             Column D            Column E
--------  -------------------                    ------------------------------------              --------          -------------
                                                 Description of investment, including
          Identity of issuer,                    maturity date, number of shares or
          borrower, lessor or                    units, rate of interest, collateral,
          similar party                          and par or maturity value                           Cost            Current Value
          -------------------                    ------------------------------------                ----            -------------
          Cash                                   Cash                                                 **               $    5,165
   *      Merrill Lynch Ready Assets Trust       Money Market                                         **                   45,114
   *      Merrill Lynch Retirement Reserves      Money Market                                         **                  747,402
   *      Main Street and Main, Incorporated     Common Stock, 219 shares at $4.94                    **                    1,084
   *      Managers International                 Equity Fund, 8,739 shares at $37.61                  **                  328,657
   *      Managers International GM              Equity Fund, 845 shares at $37.61                    **                   31,764
   *      Merrill Lynch Fundamental Growth       Growth Fund, 100,064 shares at $18.11                **                1,812,161
   *      Merrill Lynch S&P 500 Index            Index Fund, 82,968 shares at $14.08                  **                1,168,193
   *      Merrill Lynch Small Cap Index          Small Cap Value Fund, 5,084 shares at $10.53         **                   53,534
   *      Merrill Lynch PIMCO Small Cap Index    Small Cap Value Fund, 2,305 shares at $19.41         **                   76,863
   *      Lord Abbett Development Growth         Growth Fund, 15,153 shares at $15.11                 **                  228,968
   *      AIM Asian Growth Fund                  International Fund, 37 shares at $9.63               **                      359
   *      Merrill Lynch Global Technology Fund   International Fund, 6,249 shares at $8.78            **                   54,868
   *      Mercury Pan Europe Grade Fund          International Fund, 68 shares at $8.34               **                      570
   *      Merrill Lynch Equity Income Fund       Equity Fund, 18,572 shares at $11.58                 **                  215,060
   *      Merrill Lynch Corporate Bond           Bond Fund, 19,357 shares at $11.29                   **                  218,536
   *      Various Participants                   Participant loans (85) - interest rates ranging
                                                  from 6.5% to 10.5% with maturities through 2006     $0                  224,134
                                                                                                                       ----------
                          Total assets held for investment purposes at end of year                                     $5,212,432
                                                                                                                       ==========

*  Denotes a party in interest.
** Participant-directed investment, cost information is omitted.

See accompanying independent auditors' report.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        MAIN STREET AND MAIN INCORPORATED 401(K)
                                        PROFIT SHARING PLAN


                                        By: /s/ Bart A. Brown, Jr.
                                            ------------------------------------
                                            Bart A. Brown, Jr.,
                                            Chief Executive Officer and Director
Date: June 27, 2002

                                  EXHIBIT INDEX

Exhibit
Number                Description
------                -----------
1                     Consent of KPMG LLP
2                     Reference to Consent of Arthur Andersen LLP